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                                              GALIL INDUSTRIES LTD.


                                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   -------------------------------------------


                                                                          THREE MONTHS ENDED         YEAR ENDED
                                                                               MARCH 31              DECEMBER 31
                                                                       -----------------------       -----------
                                                                            2003          2002              2002
                                                                       ---------     ---------       -----------
                                                                        In US $ thousand (except per share data)
                                                                       -----------------------------------------

REVENUES                                                                 136,903       124,786           567,298
COST OF REVENUES                                                         109,503       103,500           456,738
                                                                       ---------     ---------       -----------
GROSS PROFIT                                                              27,400        21,286           110,560
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES:
SELLING AND MARKETING EXPENSES                                            15,219        14,325            60,233
GENERAL AND ADMINISTRATIVE                                                 4,570         3,961            21,403
CAPITAL GAIN (LOSS) FROM THE SALES OF FIXED ASSETS                         3,949            40               (91)
RE ORGANIZATION EXPENSES                                                   1,008           429             1,065
                                                                       ---------     ---------       -----------
OPERATING INCOME                                                          10,552         2,611            27,768
FINANCIAL EXPENSES - NET                                                   1,364         1,054             5,456
OTHER INCOME - NET                                                           361           960               960
                                                                       ---------     ---------       -----------
INCOME BEFORE TAXES ON INCOME                                              9,549         2,517            23,272
TAXES ON INCOME                                                            1,912           410             5,779
                                                                       ---------     ---------       -----------
INCOME AFTER TAXES ON INCOME                                               7,637         2,107            17,493
SHARE IN PROFITS OF AN ASSOCIATED COMPANY                                   (120)                            158
MINORITY INTEREST IN PROFITS OF SUBSIDIARIES - NET                          (178)         (260)           (1,025)
                                                                       ---------     ---------       -----------
NET INCOME FOR THE PERIOD                                                  7,339         1,847            16,626
                                                                       =========     =========       ===========
EARNINGS PER SHARE - BASIC AND DILUTED                                      0.40          0.10              0.88
                                                                       =========     =========       ===========
WEIGHTED AVERAGE NUMBER OF SHARES - IN THOUSANDS:
BASIC                                                                     18,258        19,091            18,914
                                                                       =========     =========       ===========
DILUTED                                                                   18,478        19,091            18,927
                                                                       =========     =========       ===========


----------------------------------------------------------------------------------------------------------------
BEFORE NON RECURRING ITEMS NET OF TAXES:
NON RECURRING ITEMS FOR THE FIRST QUARTER OF 2003
INCLUDED MAINLY CAPITAL GAINS FROM THE SALE OF REAL
ESTATE IN LONDON AND FROM THE SALE OF INVESTEE
COMPANIES, OFFSET BY RE-ORGANIZATION EXPENSES FOR THE
CLOSURE OF A LOGISTIC CENTER IN SCOTLAND AND A SEWING
FACTORY IN ISRAEL - SEE NEXT PAGE.
NON RECURRING ITEMS IN THE FIRST QUARTER OF 2002
INCLUDED EXPENSES RELATING TO THE CANCELLATION OF A
CONTRACT WITH A SUPPLIER AND EXPENSES RELATING TO THE
CLOSURE OF A SEWING PLANT, NET OF CAPITAL GAINS - SEE
NEXT PAGE.
NET INCOME FOR THE PERIOD BEFORE NON RECURRING ITEMS                       4,217         2,624            19,968
                                                                       =========     =========       ===========
EARNINGS PER SHARE - BASIC AND DILUTED                                      0.23          0.14              1.06
                                                                       =========     =========       ===========
WEIGHTED AVERAGE NUMBER OF SHARES - IN THOUSANDS:
BASIC                                                                     18,258        19,091            18,914
                                                                       =========     =========       ===========
DILUTED                                                                   18,478        19,091            18,927
                                                                       =========     =========       ===========
----------------------------------------------------------------------------------------------------------------
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NON-RECURRING ITEMS
-------------------


                                                                        FIRST QUARTER       FIRST QUARTER
                                                                             2003                2002
                                                                        ---------------------------------
                                                                            US $ MILLION (EXCEPT PER
                                                                                   SHARE DATA)
                                                                        ---------------------------------
Included in operating profit:

Capital gain from the sale of real estate in London                          3.9                   -
Provisions for the closure of a logistic center in
Scotland and a sewing plant in Israel                                       (1.0)                  -
Provisions for the closure of a sewing plant in the
Dominican Republic                                                             -                (0.4)
Expenses relating to the cancellation of a contract
with a supplier                                                                -                (2.0)
                                                                        -------------       -------------
Total impact on operating profit                                             2.9                (2.4)
                                                                        -------------       -------------

Included in other income, net:

Capital gains from the sale of investee companies                            1.0                 1.0
Other                                                                       (0.6)                  -
                                                                        -------------       -------------
Total impact on other income, net                                            0.4                 1.0
                                                                        -------------       -------------
Total impact on income before taxes on income                                3.3                (1.4)
                                                                        =============       =============

Total impact on net profit                                                   3.1                (0.8)
                                                                        =============       =============
Total impact on earning per share                                         $ 0.17             $ (0.04)
                                                                        =============       =============
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                                      GALIL INDUSTRIES LTD.


                               CONDENSED CONSOLIDATED BALANCE SHEET
                               ------------------------------------


                                                                   MARCH 31           DECEMBER 31
                                                            ---------------------     -----------
                                                                2003         2002            2002
                                                            --------    ---------     -----------
                                                                     In US $ thousands
                                                            -------------------------------------
         ASSETS:
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS                                     11,445       14,145          14,491
ACCOUNTS RECEIVABLE:
TRADE                                                         71,036       79,994          95,601
OTHER                                                         24,046       22,502          17,625
INVENTORIES                                                  138,181      128,981         133,363
ASSOCIATED COMPANY                                             1,682        1,532           1,682
                                                            --------    ---------     -----------
          TOTAL CURRENT ASSETS                               246,390      247,154         262,762
                                                            --------    ---------     -----------

INVESTMENTS AND LONG-TERM RECEIVABLES                          7,504       10,914           9,969
                                                            --------    ---------     -----------
PROPERTY, PLANT AND EQUIPMENT                                120,113      113,135         121,601
                                                            --------    ---------     -----------
OTHER ASSETS AND DEFERRED CHARGES                             46,544       44,196          46,726
                                                            --------    ---------     -----------
                                                             420,551      415,399         441,058
                                                            ========    =========     ===========

         LIABILITIES AND SHAREHOLDER'S EQUITY:
CURRENT LIABILITIES:
SHORT-TERM BANK CREDIT                                        89,359       94,458         106,670
ACCOUNTS PAYABLE AND ACCRUALS:
TRADE                                                         49,554       47,668          61,788
OTHER                                                         29,640       27,831          26,359
                                                            --------    ---------     -----------
          TOTAL CURRENT LIABILITIES                          168,553      169,957         194,817
                                                            --------    ---------     -----------


         LONG-TERM LIABILITIES:
DEFERRED INCOME TAXES                                         14,262       14,151          14,371
LIABILITY FOR EMPLOYEES RIGHTS UPON RETIREMENT                 6,414        4,900           6,359
BANK LOANS AND OTHER LIABILITIES                              21,940       24,676          24,180
                                                            --------    ---------     -----------
          TOTAL LONG-TERM LIABILITIES                         42,616       43,727          44,910
                                                            --------    ---------     -----------

          TOTAL LIABILITIES                                  211,169      213,684         239,727
MINORITY INTEREST                                              3,722        3,236           3,502
SHAREHOLDERS' EQUITY                                         205,660      198,479         197,829
                                                            --------    ---------     -----------
                                                             420,551      415,399         441,058
                                                            ========    =========     ===========
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                                                   DELTA
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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
---------------------------------------------

                                                                                       THREE MONTHS ENDED
                                                                                            MARCH 31
                                                                                      --------------------
                                                                                          2003        2002
                                                                                      --------     -------
                                                                                        In US $ thousands
                                                                                      --------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME FOR THE PERIOD                                                                7,339       1,847
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITES                  10,401          68
                                                                                      --------     -------
NET CASH PROVIDED BY OPERATING ACTIVITES                                                17,740       1,915
                                                                                      --------     -------

CASH FLOWS FROM INVESTING ACTIVITIES:

PURCHASE OF FIXED ASSETS, NET OF INVESTMENT GRANTS                                      (4,295)     (1,111)
PROCEEDS FROM REALIZATION OF FIXED ASSETS                                                  787         118
PROCEEDS FROM REALIZATION OF INVESTMENT IN AN ASSOCIATED COMPANIES                       2,817       2,480
OTHER                                                                                     (176)       (208)
                                                                                      --------     -------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITES                                        (867)      1,279
                                                                                      --------     -------

CASH FLOWS FROM FINANCING ACTIVITIES:

LONG-TERM BANK LOANS, NET                                                               (2,548)     (2,300)
DIVIDEND TO SHAREHOLDERS                                                                              (786)
SHORT-TERM BANK CREDIT - NET                                                           (17,368)      1,645
OTHER                                                                                       (3)       (370)
                                                                                      --------     -------
NET CASH USED IN FINANCING ACTIVITIES                                                  (19,919)     (1,811)
                                                                                      --------     -------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        (3,046)      1,383
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                             14,491      12,762
                                                                                      --------     -------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD                                   11,445      14,145
                                                                                      ========     =======
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                                                   [LOGO]

                                                   DELTA
                                           ---------------------
                                           GALIL INDUSTRIES LTD.


CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
---------------------------------------------


                                                                                   THREE MONTHS ENDED
                                                                                        MARCH 31
                                                                                 ---------------------
                                                                                    2003          2002
                                                                                 -------       -------
                                                                                    In US $ thousands
                                                                                 ---------------------
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITIES:

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
DEPRECIATION AND AMORTIZATION                                                      4,249         3,458
DEFERRED INCOME TAXES - NET                                                         (809)          125
CAPITAL GAIN FROM REALIZATION OF AN INVESTMENT IN ASSOCIATED COMPANIES              (994)         (960)
CAPITAL (GAINS) LOSSES  ON SALE OF FIXED ASSETS                                   (3,949)
RESTRUCTURING EXPENSES                                                               968
OTHER                                                                                964           352
                                                                                 -------       -------
                                                                                     429         2,975
                                                                                 -------       -------

CHANGES IN OPERATING ASSETS AND LIABILITIES ITEMS:

DECREASE IN ACCOUNTS RECEIVABLE AND ACCRUALS                                      23,535         1,340
DECREASE IN ACCOUNTS PAYABLE AND ACCRUALS                                         (8,745)       (8,250)
DECREASE (INCREASE) IN INVENTORIES                                                (4,818)        4,003
                                                                                 -------       -------
                                                                                   9,972        (2,907)
                                                                                 -------       -------
                                                                                  10,401            68
                                                                                 =======       =======
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